UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2


                         FIRST CITIZENS BANCSHARES, INC.
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                                (Name of Issuer)

                      CLASS A COMMON STOCK, $1.00 PAR VALUE
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                         (Title of Class of Securities)

                                   31946M-10-3
               -------------------------------------------------
                                 (CUSIP Number)

                              David L. Ward, Jr.
                              William R. Lathan, Jr.
                              Ward and Smith, P.A.
                              1001 College Court
                              New Bern, North Carolina 28562
                              (252) 633-1000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 1, 1999
               -------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of SS. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of ss 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

CUSIP No.          31946M-10-3                           Page         2        of        5        Pages
            ------------------------------                      -------------      -------------
-----------------------------------                      ------------------------------------
   1    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Lewis R. Holding
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)               (A) [  ]
                                                                                          (B) [  ]

   3    SEC USE ONLY
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                                   OO
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [  ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                   United States
      NUMBER OF       7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                    789,682
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
                      8     SHARED VOTING POWER

                                    594,842
                      9     SOLE DISPOSITIVE POWER

                                    789,682
                     10     SHARED DISPOSITIVE POWER

                                    594,842
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  1,384,524
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     15.55%
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                        IN

      This Amendment No. 2 is filed by the Reporting Person to amend his
Schedule 13D dated October 21, 1986, as previously amended by Amendment No. 1 dated March 31, 1997. The Reporting Person's Schedule 13D hereby is further amended as described below.

ITEM 1. SECURITY AND ISSUER.

      This Statement relates to the Class A Common Stock, $1 par value per share ("Class A Common Stock"), of First Citizens BancShares, Inc. (the "Issuer"), whose principal executive offices are located at 239 Fayetteville Street, Raleigh, North Carolina 27601.

ITEM 2. IDENTITY AND BACKGROUND.

      (a)-(c) This Statement is filed by Lewis R. Holding, whose business address is Post Office Box 29549, Raleigh, North Carolina 27626. Mr. Holding's principal occupation is serving as Chairman of the Board and Chief Executive Officer of the Issuer and its wholly-owned subsidiary, First-Citizens Bank & Trust Company, a North Carolina-chartered commercial bank whose principal executive offices are located at 239 Fayetteville Street, Raleigh, North Carolina 27601.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The shares of Class A Common Stock previously reported as beneficially owned by the Reporting Person included an aggregate of 122,800 shares held by two irrevocable trusts for the benefit of the Reporting Person's adult daughter and with respect to which the Reporting Person's spouse served as one of two co-trustees with certain individual authority with respect to the sale of assets of the trusts. Effective November 1, 1999, the trustees of the trusts were restructured to provide that six persons (including the Reporting Person's spouse) will serve as co-trustees of each of the trusts and act by a majority vote. As a result of such restructuring, the Reporting Person no longer deems himself to be the beneficial owner of shares of Class A Common Stock held by the trusts.

      Following the above trustee restructuring, the Reporting Person is, or may be deemed to be, the beneficial owner of an aggregate of 1,384,524 shares of Class A Common Stock, constituting 15.55% of the outstanding Class A Common Stock (based on a total of 8,905,199 shares outstanding), as follows:

   NO. OF SHARES            MANNER IN WHICH SHARES ARE HELD
   -------------            -------------------------------

789,682 (8.87%)   Held by the Reporting Person individually
106,721 (1.20%)   Held by The Robert P. Holding Foundation, a charitable
                  non-profit foundation of which the Reporting Person serves as an officer and director
  3,000 (0.03%)   Held by the Lew H. Foundation, a charitable non-profit
                  foundation of which the Reporting Person serves as an officer and a director
 48,963 (0.55%)   Held by the Reporting Person's spouse individually
 25,129 (0.28%)   Held by the Reporting Person's adult daughter individually

      In addition to the shares listed above, an aggregate of 411,029 shares (4.62%) are held of record by certain publicly-held corporations in which the Reporting Person is a principal shareholder (but not a director or officer), or by subsidiaries of certain of those corporations, as follows:

   NO. OF SHARES           MANNER IN WHICH SHARES ARE HELD
   -------------           -------------------------------

167,600 (1.88%)   Held by First Citizens Bancorporation of South Carolina, Inc.,
                  Columbia, S.C.
100,000 (1.12%)   Held by Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C.
 24,584 (0.28%)   Held by Southern BancShares (N.C.), Inc., Mount Olive, N.C.
 46,000 (0.52%)   Held by Southern Bank and Trust Company, Mount Olive, N.C. (a
                  wholly-owned subsidiary of Southern BancShares (N.C.), Inc.)
  54,000 (0.61%)  Held by Goshen, Inc. (a wholly-owned subsidiary of Southern
                  Bank and Trust Company)
  18,145 (0.20%)  Held by Yadkin Valley Company, Raleigh, N.C.
     700 (0.01%)  Held by Yadkin Valley Life Insurance Company, Raleigh, N.C. (a
                  wholly-owned subsidiary of Yadkin Valley Company)

      The Reporting Person has sole voting and dispositive power as to the 789,682 shares of Class A Common Stock held by him directly and may be deemed to have shared voting and dispositive powers as to the 106,721 shares held by The Robert P. Holding Foundation, the 3,000 shares held by the Lew H. Foundation, the 48,963 shares held individually by his spouse, the 25,129 shares held individually by his adult daughter, and the aggregate of 411,029 shares held by the various corporations listed above. However, the Reporting Person disclaims beneficial ownership of shares held individually by his spouse and adult daughter.

      The above shares do not include the aggregate of 122,800 shares held by the two irrevocable trusts described above, or 256,375 shares held by an additional irrevocable trust for the benefit of the Reporting Person's adult daughter, each of which trusts is managed by six individual trustees (including the Reporting Person's spouse) acting by majority vote. The Reporting Person disclaims beneficial ownership of shares held by the trusts.

      (c) The Reporting Person made two gifts of 5,000 shares and 3,000 shares of Class A Common Stock, respectively, on November 4, 1999. Otherwise, the Reporting Person has not effected any transactions in Class A Common Stock during the 60 days preceding, or since, the date of this Amendment No. 2.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




November 12, 1999                           /s/ LEWIS R. HOLDING
                                   ________________________________________
                                                Lewis R. Holding